Filed by Linear Technology Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Linear Technology Corporation
Commission File Number: 000-14864

Linear Employee Letter from Linear Technology CEO & Founder

To:	All Linear Technology Employees
From:	Bob Swanson and Lothar Maier
Subject:	Important News

Dear Linear Technology Employees:

We are writing to you today with important news: Linear Technology has agreed to combine with Analog Devices in a cash and stock transaction valued at approximately $14.8 billion. A copy of the news release issued earlier today is attached.

While we were not actively pursuing a transaction, we believe this is a unique opportunity. The prospect became increasingly attractive as we met with and got to know the Analog Devices management team and their strategic vision. The merger of our two companies will deliver superior value for our shareholders, as well as compelling benefits to our other stakeholders.

We want to emphasize that this combination brings together two highly complementary companies. This is about growth – leveraging our scale and the breadth of our product portfolios to succeed together.

This is a testament to the strength of our technical capabilities, innovative product offerings, outstanding customer service and exceptional people developed over our 35-year history. We are proud of the talent across our organization and believe all of you are among the best at your craft. The talent, expertise and creativity our team brings to the organization are some of the key reasons why this combination makes sense, and we are confident that your efforts and dedication will continue to be the engine of our success. In fact, we believe the combination will provide significant professional growth and advancement opportunities for our team.

Our two companies are a great fit. Like Linear Technology, Analog Devices is committed to Analog Excellence by providing superior value to our customers through innovative solutions and outstanding customer support. Analog Devices’ management is committed to supporting Linear Technology’s continued success and maintaining the excellent customer support for which Linear Technology is known with the full complement of resources and capabilities. They understand and appreciate the power of Linear Technology’s value proposition, grounded in our unique analog product line, innovative technology, exceptional customer support and strong financial model. Analog Devices’ President and CEO, Vincent Roche, is looking forward to welcoming the team and you can expect to receive a note from him in the coming days.

Our combined business will bring together the companies’ complementary product portfolios spanning leading-edge power management technology, signal chain solutions, and deep expertise in radio frequency, amplifiers, and data conversion. We believe the combination creates a leader across analog semiconductor and integrated circuit disciplines and, together, we will be even better positioned to deliver the integrated analog solutions and services our customers are increasingly demanding.

We anticipate the closing of this transaction will take place in the first half of calendar 2017, subject to shareholder approval and customary closing conditions. Until the transaction is complete, Linear Technology and Analog Devices will continue to operate as independent companies. For all of us at

Linear Technology, it remains business as usual – you should see little, if any, change in your day-to-day responsibilities. Looking ahead, the most important thing we can do is remain focused on delivering the same high level of service to our customers that they have come to expect from us.

Following transaction close, Vincent Roche, President and CEO of Analog Devices and David Zinsner, SVP and CFO of Analog Devices, will continue to serve in their same roles at the combined company. We anticipate a combined company leadership team with strong representation from both companies. We are developing a seamless and detailed integration plan that will be led by executives of both companies. Our goal is to combine the best practices and the talented people of both organizations to create an industry-leading winner for the future.

We will have an opportunity to discuss these benefits in more detail in the days and weeks to come, starting with our regularly scheduled quarterly Communications meeting on Friday. The link to view the Communication meeting is on the Homepage of our Intranet site near the bottom of the left hand navigation bar. In the meantime, we have prepared an FAQ, which is attached to this email, to address questions you may have about this announcement. Additionally, please feel free to speak with your direct supervisor, understanding that we may not yet have answers to all of your questions.

This announcement may generate increased interest in our company among members of the media and financial community. As always, it is important that we speak with one voice. If you receive media inquiries, we ask that you do not speak with the reporter about this announcement and immediately refer all requests to John Hamburger. Inquiries from analysts and investors should be forwarded to Don Zerio.

On behalf of the Board and management team, we thank you for your commitment and hard work. Congratulations to all of you for everything you have done to bring Linear Technology to this point.

Thank you,

Bob and Lothar

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, Analog Devices’ and Linear Technology’s plans, objectives and expectations and Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). Investors and security holders of Linear Technology are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information about Analog Devices, Linear Technology and the proposed transaction. A definitive proxy statement/prospectus will be sent to Linear Technology’s stockholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of stockholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraph above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.